CRYOMAT THE "ULTIMATE" REFRIGERANT
                        FOR SHIPPING PERISHABLE PRODUCTS

To understand the problems related to the shipping of any type of perishable product one must have a basic understanding of what we are trying to accomplish.

Ideally we want to ship our products at a predetermined cold temperature and maintain that temperature consistently throughout the product for the duration of the transit time.

The three major factors in achieving this are as follows:

         1) Insulation quality of shipping containers 2) Refrigerant or "amount of cold" initiated into the container 3) Effective distribution of refrigerant within container

Please read the following brief description of basic physics as they apply to shipping of perishables.

           Temperature Control in Perishable Goods Shipping Containers

Of primary concern in delivering perishables of optimum quality to distant markets is the maintenance of near freezing temperature in the container.

Once the product has been prechilled to near freezing the challenge is to prevent heat from re-entering the product.

Heat can be transferred by three primary mechanisms:

         1)  Radiation
         2)  Convection
         3)  Conduction

1.  Radiation Energy
--------------------

Is transmitted as electro magnetic waves which causes heating as they are absorbed. The heat from a campfire or from sunlight is primarily radiant energy which is absorbed by your body as heat. A mirrored surface has the ability of reflecting radiant energy. A dark colored container will absorb. more radiant energy than will a light colored container. Foil placed as a liner inside a container will prevent radiant energy from entering the container, but will allow the cardboard, styrofoam etc. to absorb the radiant energy and convert it to conducted heat which will then pass through the foil barrier into the product. Foil should be placed as closed to the outside of the container as possible.

                               [DIAGRAMS DELETED]




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2.  Convection Heat
-------------------

Transfer is caused by air movement across the surface of a material. Warmer air passing across a cooled product will warm the product faster than if there were no air movement. Containers should therefore be shrouded or stored in areas of minimum air movement. Convection can also occur within a shipping container. Cold air is heavier than warm air therefore uneven refrigerant placement (ie. Gel Packs) can create internal air movement to create convection current which will transfer a warmth from the container to the product. This can create localized warm spots in the product.

3.   Conduction of Heat Energy
------------------------------

The rate of conduction of heat through a material is determined by the density and thickness of the material. All materials conduct heat at different rates which are measured as the "K" value of that material:

                  K =   BTU x inches
                        ------------
                        hr. x ft2 x F

BTU = British Thermal Unit

Or, the amount of heat that passes through one square foot, I inch thick, of a material in one hour for every degree (F ) temperature difference between both sides of the material.

Therefore, to keep a product cool in a container we should select a container (or insert) that has a low "K" value and is as thick as possible. Insulation is more commonly rated by its "R" value which is the reciprocal of K. Higher "R" values offer more insulation.

                  R =    1
                         --
                         K

If a shipping container is silvered to reflect heat waves and internal voids (air spaces) are kept to a minimum to prevent convection heat gain, then the primary reason for heat gain during shipping will be through conduction.

Example

If a box contains 40 pounds of fish at 32 degrees F then the amount of heat energy (Q) necessary to warm the fish l0 degrees to 42 degrees F is

                  Q        =   MCT
                           =   40 lbs x 1 BTU (42- 32) degrees F
                               ---------------------------------
                                        degrees F x lbs.
                           =    400 BTU

                                                     M = Mass of Fish
                                                     C = 1 BTU/degree F * l lb.
                                                     T = temp. change

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This means that 400 BTU's of heat must enter the  container to effect an overall temperature increase of 10,DF. The shipper must know how long this transfer will take under typical shipping conditions. Assuming an average ambient (outside) air temperature at 76 F the time required for this transfer can be estimated as follows:

         T =     Q
                 ----
                 KADT

                                                     T = Time  (hours)  Q = Heat
                                                     Energy (BTU) K = A constant
                                                     of  conductance A = Surface
                                                     area of box(ft2)

                                                     DT  =  (76  degrees  F - 36
degrees F) = 40 degrees F

For simplification T is averaged at 36 degrees F, the difference between initial and final temperature. If the fish box is made of 3/4" styrofoam:

         K = I /R x W = 1/ 3.6 x 3/4" = .37

and has an outside dimension of V x 2' (area l0 ft squared) then

         T = 400 BTU       = 2.7 hours
                --------------
                .37 K x l0ft2 x 40 degrees

Our brief study of basic physics has shown us that a 3/4" styrofoarn fish box containing prechilled salmon alone will only maintain a temperature below 420F for a time of approximately three hours if the outside temperature is 760F. For most shippers this is not adequate.

How do we physically increase the time life of the product in the container?

1) Double the thickness of the container. This would effectively double the time for heat transfer. In general, this solution is not economical!

2) We can add cold to the box thereby delaying the temperature in the containers.

There are three basic methods of increasing cold in the container:

         A)   adding ice
         B) adding gel packs
         C) using Cryomat!!

A.  ICE

Although ice is considered desirable historically it is now being banned by many of the airlines throughout the world. Ice is messy and is a constant problem due to leakage and product saturation.

B.  GEL PACKS

Although Gel Packs undoubtedly add a certain amount of "cold" to the shipping container their weight to surface area of contact is extremely poor. 1 1/2 lbs of Gel Pack covers approximately 1/4 square feet. Gel Packs provide cold "spots" in the container but temperature variations of up to 100F can be found throughout the product. Convection warming will occur due to these temperature differences. Warming will occur due to these temperature differences. Conduction heat loss occurs more readily where product contacts container. This leads to uneven cooling (or warming) of the packaged product.

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C.  CRYOMAT

Cryomat provides an ice blanket which is flexible after frozen. Cryomat provides point contact over a wide area (1 lb. of Cryomat covers approximately I square foot) for maximum cooling Cryomat can be wrapped around the product thereby creating a thermal blanket between the product and the container wall. In this case the product will be kept at a constant 32 - 340F until all of the Cryomat has melted. This is particularly important since differential temperature could cause rapid bacterial growth.

Now  that  we  have  introduced  the  basic  principles   involved  in  shipping
perishables we will show why Cryomat is proving to be the ultimate product for shipping perishables.

Example #1

Cryomat can wrap around (Gel Paks can't)

[DIAGRAM]                  Some protection but localized  contact and convection
                           causes local warm spots. Temperature differential of 6 - 10 degrees can occur in product.

                           Heat gain through container immediate to product.

[DIAGRAM]                  No convection - equal cooling

                           Product will stay cool evenly until layer has melted. Cryomat acts as a total heat barrier until completely melted.

Area Contact is Important for Uniform Cooling Effect


5 lbs. of Gel Pak contacts approximately 1 ft2 of product each about the same total BTU's

5 lbs of Cryomat contact approximately 5ft2 of product

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Example #2
Cryomat can be layered (Gel Paks can't)

[DIAGRAM]                  - No convection
                           - Even cooling
                           - Layering confines cold

Cryopak can be cut into strips as belly icers for seafood shipping.

Cryomat can be layered over entire pallets making it ideal for berry shippers.

[DIAGRAM]                  - Product inside
                           - Cryomat surrounding it outside
                           - Heat shielding pallet cover on top

Cryomat stays in place and does not end up in one comer of the shipping container.